UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August 2005.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  September 7, 2005                   /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                   SEPTEMBER 7, 2005

     TUMI RESOURCES SEEKS JOINT VENTURE PARTNER FOR NEWLY ACQUIRED HISTORIC
                            SALA SILVER MINE, SWEDEN

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). Mr. David Henstridge, President, is pleased to announce that while continuing to research for further silver property acquisitions, the Company came across technical documentation respecting the historic Sala Silver Mine ("Sala") located in the Bergslagen District of south-central Sweden, about 105 kms NW of Stockholm.

The Company's research indicated the ground was open and the Company has staked the Sala mine and surrounding ground totaling 2,173 hectares in two exploration concessions. Sala was mined sporadically from the early part of the Sixteenth Century until the early part of the Twentieth Century and is known to have produced some of the richest silver ores in the world. It was reported in 1879 that the ore contained up to 7,000 g/t of silver and was sent directly to the smelting house.

The Company considers the Sala project as one with excellent potential but due to the extent of work required to take this project forward, and the Company's commitment to silver exploration activities in Mexico, the Company is seeking a joint venture partner to take the lead in the exploration and future development of this project.

Sala is located within the Bergslagen region of south-central Sweden and lies within the Early Proterozoic Baltic Shield comprising metasedimentary to metavolcanic units that have been intruded by early plutonic rocks ranging from gabbros to granites. Within the Sala area, the metavolcanics are dominated by felsic volcanic breccias, mafic volcanics, sandstones and siltstones which grade upwards into a 300m thick dolomitic marble which hosts the Sala Ag-Zn-Pb ore. The ore zone strikes obliquely across the main trend of the dolomite and has a sub-vertical dip and a plunge of 30 to 40 degrees to the NW. The width of mineralization is estimated at 80m to 100m and length at 700m. Recorded mineralization includes argentiferous galena, sphalerite, small amounts of pyrite, pyrrhotite and chalcopyrite and rare occurrences of silver and mercury minerals. The galena at Sala is extremely rich in silver containing on average
0.15 - 1% Ag.

A paper in Economic Geology by Allen, et al, (1996) cites the mined resource at Sala was 5 million tonnes with a grade ranging from 150 g/t to > 3,000 g/t Ag, 12% Zn and 1 to 2% Pb and therefore it is likely that >200 million ozs of silver were recovered from Sala. Mining records show that Sala was mined to a depth of about 300m and the mining plans and sections show that the mineralization remains open at depth. There also exist the possibilities for both strike extensions and repetitions in section as shown by exploration done between 1939 and 1962 that resulted in the discovery of a new zone 600m north of the main Sala orebody containing 171,000 tons grading 350 g/t Ag, 4.2% Pb and 2% Zn. It has been recorded that Johnson & Co., who mined this new zone, also discovered and delineated an additional 200,000 tons grading 90 to 100 g/t Ag, 1.3% Pb and 6% Zn.

The resource estimates quoted in this news release are based on a research paper in Economic Geology by Allen et. al. (Vol. 91, 1996, pp 979-1005). The mined resource was calculated using a reconciliation of old mining records. These data are historical in nature and were compiled prior to the implementation of NI 43-101 reporting standards. Tumi has not completed sufficient exploration to verify the estimates and is not treating them as National Instrument defined resources or reserves verified by a qualified person and the historical estimate should not be relied upon. The Company does not have, and is not aware of, any more recent resource estimates which conform to the standards laid out in National Instrument 43-101.

The qualified person for the Sala project, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the Sala area and has verified the contents of this news release.


On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                          or email: MBERMUDEZ@CHASEMGT.COM
--------------------------------              website: WWW.TUMIRESOURCES.COM
David Henstridge, President & CEO
                                              INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: NICOLAAS@ATTGLOBAL.NET

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.